FIERCE & KIND, LTD.

Unaudited Financial Statements For The Years Ended December 31, 2022 and 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Fierce & Kind, Ltd.
San Diego, CA

We have reviewed the accompanying financial statements of Fierce & Kind, Ltd. (a corporation), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform pro-cedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

We are required to be independent of Fierce & Kind, Ltd. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 27, 2023

6301 Preston Rd Suite 700
Plano, TX 75024
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

FIERCE & KIND, LTD.
BALANCE SHEET
DECEMBER 31, 2022 & 2021

_____

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash	$ 13,488	$ -
Inventory	30,361	-
TOTAL CURRENT ASSETS	43,849	-
TOTAL ASSETS	$ 43,849	$ -
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	82,394	-
TOTAL CURRENT LIABILITIES	82,394	-
NON-CURRENT LIABILITIES		
Related Party Loans	62,418	6,211
TOTAL LIABILITIES	144,812	6,211
SHAREHOLDERS' EQUITY		
Common Stock (20,000,000 shares authorized;	1,000	-
10,000,000 issued; $0.0001 par value)		
Additional Paid in Capital	9,963	-
Retained Deficit	(111,926)	(6,211)
TOTAL SHAREHOLDERS' EQUITY	(100,963)	(6,211)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 43,849	$ -

FIERCE & KIND, LTD.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Operating Income		
Sales	$ 1,912	$ -
Cost of Goods Sold	1,912	-
Gross Profit	-	-
Operating Expense		
Contractors & Professional Services	54,529	5,988
General & Administrative	28,381	133
Advertising & Marketing	21,945	-
Rent	10	90
	104,865	6,211
Net Loss from Operations	(104,865)	(6,211)
Other Expense		
Taxes	(850)	-
Net Loss	$ (105,715)	$ (6,211)
Net Loss Per Share		
Weighted average common shares outstanding - Basic	10,000,000	10,000,000
Net Loss per share	$ (0.011)	$ (0.001)

FIERCE & KIND, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
_____

	2022	2021
Cash Flows From Operating Activities		
Net Loss For The Period	$ (105,715)	$ (6,211)
Change in Accounts Payable	82,394	-
Change in Inventory	(30,361)	-
Net Cash Flows From Operating Activities	(53,682)	(6,211)
Cash Flows From Financing Activities		
Issuance of Related Party Loans	56,207	6,211
Increase in Additional Paid In Capital	10,963	-
Net Cash Flows From Financing Activities	67,170	6,211
Cash at Beginning of Period	-	-
Net Increase In Cash	13,488	-
Cash at End of Period	$ 13,488	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

3

FIERCE & KIND, LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
_____

| | Common Stock | | Additional Paid | Retained Deficit | Total Shareholders' |
	Number	Amount	in Capital		Equity
Balance at August 26, 2021 (Inception)					
Issuance of Stock	10,000,000				-
Net Loss				(6,211)	(6,211)
Balance at December 31, 2021	10,000,000	$ -	$ -	$ (6,211)	$ (6,211)
Issuance of Stock			10,963		10,963
Net Loss				(105,715)	(105,715)
Balance at December 31, 2022	10,000,000	$ -	$ 10,963	$ (111,926)	$ (100,963)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Fierce & Kind, Ltd. ("the Company") is a corporation organized under the state of California. The Company offers alcoholic spirits.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2022 of $105,715 and $6,211 in 2021.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering and continue to contribute personal funds to maintain operations in the event of a shortfall of cash. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 27, 2024 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company values inventory at the lower of cost or market value.

Rent

The Company currently occupies storage space on a needed basis under a month-to-month lease agreement.

Advertising

The Company records advertising expenses in the year incurred.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue has been derived from merchandise sales.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during the year ended December 31, 2022. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of California.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

NOTE D- DEBT

Related Party Loans

During 2022, the company issued a series of related party notes payable in exchange for cash for the purpose of funding continuing operations ("the Related Party Loans"). The loans bear no interest and are payable at a future date to be determined by management.

NOTE E- EQUITY

Under the Company's amended articles of incorporation which took effect in 2022, the Company is authorized to issue up to 20,000,000 shares of $0.0001 par value Common Stock. In prior years, the company's articles of incorporation did not elect a par value and therefore recognized $0 in common stock in 2021.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

As of December 31, 2022, the number of shares issued and outstanding by class was as follows:

Common Stock   10,000,000

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 27, 2023, the date that the financial statements were available to be issued.